U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-CEN
[ ] Form N-CSR

For Period Ended: September 30, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

CleanSpark, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

2370 Corporate Circle, Suite 160

Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89074

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable; effort or expense;;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that it is unable to file its Annual Report on Form 10-K for the year ended September 30, 2021 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for those reasons set forth below.

CleanSpark, Inc. (the “Company”) became a large accelerated filer for the first time and, as a result, the Company has a shortened filing deadline of 60 days rather than 90 days to file its Annual Report and is now (for the first time) subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX Act”). In addition, as disclosed in those Current Reports on Form 8-K filed by the Company with the Securities and Exchange Commission on December 10, 2020 (as amended on February 24, 2021) and February 24, 2021, respectively, the Company acquired 100% of the ownership interests in ATL Data Centers LLC, a Georgia limited liability company, and Solar Watt Solutions, Inc., a California corporation, the financial information for both of which will be reflected in the Company’s consolidated audited financial statements for the first time since such acquisitions.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements, finalizing those disclosures required by Section 404(b) of the SOX Act, and procedures relating to management’s assessment of the effectiveness of internal controls, and the Company is therefore unable to file the Annual Report by November 29, 2021, the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zachary K. Bradford	702	941-8047
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes	[ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Annual Report will reflect the financial condition, results of operations and cash flows of the Company and two wholly owned subsidiaries, ATL Data Centers LLC and Solar Watt Solutions, Inc., both of which were acquired by the Company during the fiscal year ended September 30, 2021. In addition, in connection with the Company’s acquisition of ATL Data Centers LLC, the Company, which has historically focused on alternative energy solutions, expanded its business to enter into the digital currency mining industry. As a result of the two acquisitions and the significant changes in the Company’s business during the fiscal year ended September 30, 2021, the Company’s results of operations for the fiscal year ended September 30, 2021 that will be included in the Annual Report will include significant changes when compared to the results of operations of the Company included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2020. However, due to the substantial changes in the business and operations of the Company in connection with the foregoing, and the continuing preparation and audit of the financial statements of the Company, the Company at this time cannot provide a reasonable estimate of the results of operations for the year ended September 30, 2021.

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Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its Annual Report and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s or its independent registered public accounting firm’s inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

CleanSpark, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2021	CleanSpark, Inc.

	By:	/s/ Zachary K. Bradford
Zachary K. Bradford
Chief Executive Officer and President

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